Exhibit 99.1

PV Nano Cell Announce Cooperation with Meyer Burger for Advancements in Printed Electronics

MIGDAL HA’EMEK, ISRAEL (March  22, 2017) – PV Nano Cell Ltd. (OTCQB: PVNNF), an innovative producer of single-crystal, metal nanometric based conductive digital inks, today announced they are cooperating with Meyer Burger, a leading global technology company specializing in innovative electronics systems and processes, including inkjet printing technology. PV Nano Cell’s Sicrys™ silver and copper inks will be used with Meyer Burger’s PiXDRO JETx printers for high volume production applications specifically in the fields of semiconductors, packaging, and the metallization of solar cells with additional plans to expand in other segments in the future.

“We are excited to be working with Meyer Burger on several projects utilizing their innovative inkjet printers and our specialized conductive inks for industrial uses. This mutually beneficial relationship may offer PV Nano Cell global reach through Meyer Burger’s established sales team and existing customer base,” said Dr. Fernando de la Vega, CEO of PV Nano Cell. “The recent launch of our Sicrys™ copper conductive inks has been a wonderful addition to our already in-demand portfolio of silver conductive inks, and now, we are able to offer our customers a complete solution from world leading ink and equipment suppliers.”

The companies will collaborate on several projects in an effort to enhance the adoption of additive digital printing of conductive materials in the mass production of electronics “PV Nano Cell’s advanced line of conductive inks offers our customers added benefits when using the PiXDRO systems and applications,” said Mr. Henk Goossens, Manager of Marketing & Business Development at Meyer Burger (Netherlands). “We believe that the advancements PV Nano Cell is making in the conductive inks market and the application specific adaptations it provides will bring great value to our customers. The advanced ink manufacturing capabilities of PV Nano Cell and its pioneering activities in copper inks support our efforts to offer cutting-edge, cost-effective and reliable inkjet solutions to the market.”

With the recent expansion of Meyer Berger’s portfolio of advanced JETx production printers, the company serves printed electronics applications in the solar, display, semiconductor, printed circuit board and wearables industries.

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in solar photovoltaics (PV) and printed electronics (PE) applications. PV Nano Cell's Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product's properties and advantages with improved cost efficiency. Sicrys™ silver conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. For more information, please visit PVNanoCell.com.

Forward–looking Statements

This press release contains forward–looking statements. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward–looking statements." All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.